Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

April 13, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re.          Trio Merger Corp.
Registration Statement on Form S-1
File No. 333-172836
Filed on March 14, 2011

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 8, 2011, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the initial filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ajay Koduri.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
As soon as practicable please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, provide us with a copy of the letter or a call from FINRA informing us that it has no objections.

We will provide the Staff with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA as soon as possible and will, prior to effectiveness of the Registration Statement, provide the Staff with a copy of the letter or a call from FINRA informing you that it has no objections as requested.

Securities and Exchange Commission
April 13, 2011

2.
We note your disclosure of one condition to consummating a business combination reads that “We will consummate our initial business combination only if holders of less than 90% of our public shares elect to” sell their shares for cash. Please make clear that this condition means, in other words, that no more than 90% or greater of your public shares elect to sell their shares for cash when given that option via a shareholder meeting or tender offer; which means that less than 90% of the public shareholders may convert their shares for cash without affecting this condition. We believe this is a simpler construction of the condition.

We have revised the disclosure on pages 3, 10 and 49 of the Registration Statement as requested.

3.
We also note disclosure throughout your prospectus that you will complete your initial business combination only if holders of no more than 90% or greater of your public shares elect to redeem their shares. Please revise the Prospectus Summary to explain briefly (i) the principal business reasons for conditioning the completion of your combination on a redemption threshold and how you derived at this number, and (ii) the effect that a working capital or similar closing condition imposed in a business combination may have on this threshold. For example, it appears that you will need to lower the redemption threshold if you chose to complete your business combination via a tender offer and the combination requires more than de minimis working capital or a similar closing condition and, in this circumstance, you may be unable to obtain additional financing to avoid reducing the redemption threshold.

We have revised the disclosure on pages 3, 4, 10, 11 and 49 of the Registration Statement as requested.

4.
Where you reference the 90% redemption threshold in your prospectus, please also disclose, or cross-reference to disclosure regarding, the likelihood that the amount of common shares for which you seek to redeem through a tender offer may be significantly lower than 90% of your public shares. Additionally, where you compare your 90% redemption threshold to the equivalent threshold used by most blank check companies, please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by most blank check companies.

We have revised the disclosure on pages 3, 4, 10, 11 and 49 of the Registration Statement as requested.

5.
Please also consider adding a separate risk factor to describe clearly the possibility that you will significantly reduce the number of shares sought in a tender offer in connection with a business combination and address the consequences. For example, it appears that due to a significantly lowered redemption threshold it will be difficult to consummate a proposed transaction. As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than would be the case in a tender offer with a 90% threshold. This would appear to be the case with a significantly lower threshold and unsuccessful tender offer because those shareholders would not be able to tender and receiving cash would be delayed for an additional time, likely involving liquidation.

Securities and Exchange Commission
April 13, 2011

We have revised the disclosure on page 27 of the Registration Statement as requested.

6.
We note your disclosure on page 5 that if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective, then the public warrant holders may exercise warrants on a cashless basis. Please explain the exemption from registration upon which you are relying to allow for an unregistered cashless exercise.

We have revised the disclosure on pages 7, 22 and 74 of the Registration Statement as requested to indicate that the exemption relied upon is that provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

7.	Please file as exhibits all agreements between the company and management including the following:

•	The February 2011 private placement for $25,000,

•	The commitment to purchase 5,700,000 warrants, and

•	Mr. Rosenfeld’s indemnification agreement regarding claims against the trust proceeds.

We will file all exhibits to the Registration Statement as soon as possible.

Prospectus Cover Page

8.	We note you will not limit your search of a target business to any particular industry or region. If true, please revise to state your target will very likely want to be a public reporting company.

We have revised the disclosure on pages 1 and 44 of the Registration Statement as requested.

Prospectus Summary, page 1

9.	It appears that Hill International trades on the NYSE. Please revise page 2 accordingly.

Securities and Exchange Commission
April 13, 2011

We have revised the disclosure on pages 2 and 44 of the Registration Statement as requested.

10.	Please clarify the third full paragraph on page 2 to explain what would happen to the contemplated business transaction if it’s not completed within the applicable time periods.

We have revised the disclosure on page 2 of the Registration Statement as requested.

11.
We note your disclosure in the third full paragraph on page 3 that the decision as to whether you will seek stockholder approval or conduct a tender offer will be by the company in its sole discretion and will also be based on other factors such as timing and whether other terms of the transaction will require stockholder approval. Please revise to explain typical transaction structures that will not require stockholder approval such as asset acquisitions and typical transactions structures that will require stockholder approval such as a merger or issuance of securities.

We have revised the disclosure on pages 3 and 48 of the Registration Statement as requested.

12.	At the bottom of page 4 we note initial stockholders will purchase 5,700,000 warrants. Please clarify their exercise price.

We have revised the disclosure on pages 5 and 6 of the Registration Statement as requested.

13.	Please explain how you selected $7.50 as the exercise price for the public warrants.

As indicated on page 79 of the Registration Statement, the terms of the units, including the shares of common stock and warrants underlying the units, were negotiated between the Company and the representative of the underwriters in the offering.  Such disclosure also indicates the factors used in determining the terms of such securities.  Accordingly, we respectfully believe that the requested disclosure is already included in the Registration Statement and we therefore have not revised the disclosure in response to this comment.

14.
We note your disclosure at the bottom of page 9 that compares your 90% redemption threshold with other traditional blank check companies that used a 20 to 40% threshold. Revise to explain that your 90% threshold makes it very likely that your redemption option means public shareholders have less impact on the success of a transaction. Further, revise to explain that if a significant number of public shareholders redeem then the remaining shareholders will likely be diluted because the high level of redemptions would deplete the trust assets to the extent that significant additional securities would have to issued to maintain your 80% fair market value requirement for your target.

Securities and Exchange Commission
April 13, 2011

We have revised the disclosure on page 11 of the Registration Statement as requested.

15.
We note your disclosure on page 11 regarding the limitation on a “group” from seeking conversion of more than 10% of their shares without your consent. We understand the reason for this limitation is to prevent the group from extracting a premium to the market price. Also, balance this disclosure with added disclosure that states by limiting such conversions you are also enabling the company to complete a transaction opposed by significant public shareholders.

We have revised the disclosure on pages 13 and 50 of the Registration Statement as requested.

16.	The disclosure regarding dissolution and liquidation on page 12 makes references to your amended and restated certificate of incorporation. Please file this as soon as possible.

We will file the amended and restated certificate of incorporation as soon as possible as requested.

Risk Factors, page 17

17.	Please include a risk factor stating that you do not intend to pay dividends and thus gains on continued investment will come from the appreciation of your stock or warrants.

We have revised the disclosure on page 33 of the Registration Statement as requested.

Our stockholders may be held liable for claims by third parties against us to the extent of distribution received by them, page 20

18.	Please explain the business reason for complying with section 281, instead of section 280. of the Delaware General Corporation Law.

We have revised the disclosure on pages 22 and 53 of the Registration Statement as requested.

We may amend the terms of the warrants in a way..., page 21

19.	Revise to explain whether the insider warrants will be counted towards the majority of the outstanding warrants.

We have revised the disclosure on pages 23 and 75 of the Registration Statement as requested.

Securities and Exchange Commission
April 13, 2011

Our officers and directors will allocate their time to other businesses..., page 22

20.	Please clarify how many approximate hours management will devote to your business and to their other businesses.

We respectfully believe that it would be misleading to estimate how many hours the Company expects its executive officers to devote to the Company’s affairs each week.  As indicated on page 55 of the Registration Statement, the Company’s executive officers are not obligated to devote any specific number of hours to the Company’s business and intend to devote only as much time as they deem necessary to the Company’s business.  Furthermore, we indicate that the amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the Company is in.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Our officers’ and directors’ personal and financial interests may influence..., page 23

21.	Please present the substance of this risk factor in the Prospectus Summary.

We have revised the disclosure on page 4 of the Registration Statement as requested.

Unless we complete a business combination..., page 23

22.	Please disclose whether the business combinations involving Hill and Primoris involved any of the circumstances that are discussed in this risk factor.

We have revised the disclosure on page 25 of the Registration Statement as requested.

Use of Proceeds, page 33

23.	Please explain how you determined EarlyBird’s fee in the third full paragraph on page 35.

We have added the requested disclosure but included it on page 80 of the Registration Statement as we believe that location is more suitable for the discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Sources of Target Business, page 43

24.	Please revise to explain how Hill and Primoris were brought to your attention.

We have revised the disclosure on page 46 of the Registration Statement as requested.

Securities and Exchange Commission
April 13, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eric S. Rosenfeld